Exhibit 99.1

November 11, 2017

Board of Directors

GGP Inc.

110 North Wacker Drive

Chicago, IL 60606

Ladies and Gentlemen:

Brookfield Property Partners L.P. (“BPY”) is pleased to make this proposal to acquire all of the outstanding shares of common stock of GGP Inc. (“GGP” or the “Company”), other than those shares currently held by BPY and its affiliates (representing approximately 34% of the outstanding shares) (the “Proposal”). Each common share of GGP will be acquired for consideration of $23.00. Each GGP shareholder can elect to receive consideration per GGP common share of either 0.9656 of a limited partnership unit of BPY (“BPY units”) or $23.00 in cash, subject in each case to pro-ration based on a maximum of approximately 309 million BPY units (50% of the aggregate offer) and a maximum cash consideration of approximately $7.4 billion (50% of the aggregate offer). The Proposal represents a premium of 21% to the unaffected closing share price of the Company’s common stock of $19.01 on November 6, 2017.

We believe that our Proposal is compelling to and in the best interests of the shareholders of both GGP and BPY. BPY is one of the world’s largest commercial real estate companies, with approximately $68 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified global portfolio. BPY is managed by Brookfield Asset Management, a leading global alternative asset manager with over $265 billion of assets under management. The combination of BPY and GGP will create one of the largest listed property companies in the world with an ownership interest in approximately $100 billion of premier real estate assets globally with annual net operating income of approximately $5 billion. The combination of Brookfield’s access to capital and operating skills across multiple real estate asset classes and GGP’s high-quality retail asset base will allow the combined company to capitalize on the opportunity to transform or reposition assets with new forms of real estate and create long-term shareholder value in a way that would not otherwise be possible as separate companies. The combination also is expected to result in significant cost synergies.

The combined company will be owned approximately 30% by existing GGP shareholders. The combined company will own one of the highest quality and most diverse portfolios of property globally, and have a strong balance sheet and overall financial profile. The transaction is expected to be immediately accretive to BPY’s FFO per unit and will provide for an enhanced dividend to GGP shareholders who elect to receive BPY units.

Board of Directors

GGP Inc.

November 11, 2017

We have familiarity with GGP and are prepared to move quickly. We request that the Company’s board of directors promptly form an independent committee and engage with its financial and legal advisors to evaluate our Proposal. We believe that working together with the Company and its advisors, we can finalize a transaction within a very short period. Closing of the transaction will be subject to customary approvals including, as is required by the standstill agreement, approval of a majority of the Company’s stockholders not affiliated with BPY. At the time of signing a definitive agreement, we expect to have fully committed financing and therefore closing of the transaction will not be subject to a financing condition.

As discussed, we are required to publicly disclose this Proposal promptly in an amendment to our current Schedule 13D, which we expect to do before the market opens on Monday November 13, 2017.

This Proposal is non-binding and does not impose any legal obligation on any person. Brookfield and the Company will be bound only in accordance with the terms and conditions contained in executed definitive agreements, if any. This letter shall be governed by and construed in accordance with the laws of the State of New York.

We are excited about the combination of GGP and BPY. We believe that this transaction is compelling to and in the best interests of shareholders of both GGP and BPY. If you have any questions regarding this Proposal, please feel free to contact Brian Kingston, Chief Executive Officer of BPY. We look forward to hearing from you soon.

Sincerely,

BROOKFIELD PROPERTY PARTNERS L.P.,

by its Service Provider,

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Brian Kingston
Name:	Brian Kingston
Title:	Chief Executive Officer

cc:	Michael J. Aiello, Weil, Gotshal & Manges LLP